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Allison Fumai

allison.fumai@dechert.com
+1 212 698 3526 Direct
+1 212 698 3599 Fax

September 23, 2024

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:        Eileen Smiley, Division of Investment Management

Re:	Morgan Stanley ETF Trust (the “Trust”)

(File Nos. 333-266913; 811-23820)

Dear Ms. Smiley:

Thank you for your comments regarding the Trust’s registration statement on Form N-1A relating to the addition of a new series of the Trust: Parametric Equity Plus ETF (the “Fund”), filed with the Securities and Exchange Commission (the “Commission”) on July 17, 2024.

The Trust has considered your comments and has authorized us to make the responses, changes and acknowledgements discussed below relating to the Fund’s registration statement on its behalf. Below, we describe the changes made to the registration statement in response to the Commission staff’s (the “Staff”) comments and provide any responses to or any supplemental explanations of such comments, as requested. These changes are expected to be reflected in Post-Effective Amendment No. 23 (the “Amendment”) to the Trust’s registration statement on Form N-1A, which will be filed via EDGAR on or about September 30, 2024. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the registration statement.

Comment 1.	Please complete all empty fields, including the ticker symbol and fees and expenses table.

Response 1.       The Trust confirms that all empty fields will be completed in the Amendment.

Comment 2.	The Staff notes that the comments made with respect to one section of the registration statement apply to similar disclosures throughout the registration statement, as applicable.

Response 2.       The Trust respectfully acknowledges the comment.

Comment 3.	Please supplementally confirm whether deep out-of-the-money convertible securities are included for purposes of the Fund’s policy to invest at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities.

Response 3.      The Trust confirms that the Fund does not currently expect to invest in deep out-of-the-money convertible securities. The Trust acknowledges the discussion included in the adopting release for the recent amendments to Rule 35d-1 under the 1940 Act regarding deep out-of-the-money options (Investment Company Names, Release No. IC-3500 (September 20, 2023)).

Comment 4.	The section of the Prospectus entitled “Fund Summary – Principal Investment Strategies” states that “[i]n constructing the Equity Portfolio, the Fund seeks to provide investment returns that are substantially similar to the Equity Portfolio Index while limiting the overlap between its investments that reflect constituents of the Equity Portfolio and the underlying constituents of the options in which the Fund invests (the ‘Options Portfolio’, as described in more detail below) to less than 70% on an ongoing basis in an effort to avoid being subject to the ‘straddle rules’ under federal income tax law (see ‘Tax Risk’ below).” Please consider adding disclosure stating that avoiding being subject to the straddle rules may help the Fund to avoid realizing capital gains.

Response 4.       The referenced disclosure will be revised in the Amendment as follows (additions denoted in bold and underline):

[i]n constructing the Equity Portfolio, the Fund seeks to provide investment returns that are substantially similar to the Equity Portfolio Index while limiting the overlap between its investments that reflect constituents of the Equity Portfolio and the underlying constituents of the options in which the Fund invests (the “Options Portfolio”, as described in more detail below) to less than 70% on an ongoing basis in an effort to avoid being subject to the “straddle rules” under federal income tax law (straddle rules, if applicable, may defer losses realized by the Fund and accordingly increase capital gains; see “Tax Risk” below).

Comment 5.	The section of the Prospectus entitled “Fund Summary – Principal Investment Strategies” states that “[t]hrough this optimization of holdings representing constituents of the Equity Portfolio Index, the Equity Portfolio is not expected to hold each of the constituents of the Equity Portfolio Index and the Fund’s investments that reflect constituents of the Equity Portfolio may be overweight or underweight as compared to the Equity Portfolio Index’s weighting.” Please supplementally confirm whether the Fund’s investments that comprise the Equity Portfolio may include securities that are not included in the Equity Portfolio Index.

Response 5.      The Trust confirms that, with respect to the Fund’s Equity Portfolio, the Equity Portfolio Index represents the universe of eligible securities such that, at the time of investment and with respect to the Fund’s Equity Portfolio, the Fund will not invest in securities that are not included in the Equity Portfolio Index. However, in the event that a security held by the Fund is subsequently removed from the Equity Portfolio Index, the Fund may continue to hold the security for some period of time after its removal from the Equity Portfolio Index for tax efficiency purposes.

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Comment 6.	Please supplementally explain whether the Fund intends to rebalance the Equity Portfolio quarterly when the Equity Portfolio Index is rebalanced.

Response 6.      The Trust confirms that it is expected that the Equity Portfolio will be rebalanced in connection with the quarterly Equity Portfolio Index rebalancing and reconstitution, depending on materiality of the changes to the Equity Portfolio Index for the given quarter.

Comment 7.	The section of the Prospectus entitled “Fund Summary – Principal Investment Strategies” states that “[t]he Fund will sell such call option contracts on the Underlying Index while also seeking to offset the embedded directional market exposure in the written call options by adding incremental long equity market exposure, with an objective of enhancing total return.” Please revise the disclosure to more clearly explain what “adding incremental long equity market exposure” means. The Staff notes that the section of the Prospectus entitled “Fund Summary – Principal Risks” includes risk disclosure regarding uncovered call option writing. Please confirm whether the Fund will write covered or uncovered call options. If the latter, please revise the disclosure in the section of the Prospectus entitled “Fund Summary – Principal Investment Strategies” accordingly.

Response 7.      The referenced disclosure will be revised in the Amendment as follows (additions denoted in bold and underline and deletions in ~~bold and strikethrough~~):

[t]he Fund will sell such call option contracts on the Underlying Index ~~while also seeking to offset the~~in a notional amount that is equal to or less than the market value of the total portfolio. Because the returns of the Equity Portfolio and of the Underlying Index are expected to be substantially similar, the sale of such call options (which are generally considered to be “uncovered”) may have the impact of reducing average equity market exposure of the Fund and capping potential gains from the Fund’s Equity Portfolio. To seek to offset this embedded directional short equity market exposure in the written call options ~~by adding~~, the Fund will add incremental long equity market exposure, with an objective of enhancing total return. The incremental long equity market exposure may be achieved through investing in derivatives, including in futures on the Underlying Index or in options on the Underlying Index or the Underlying ETF. The amount of the incremental long equity market exposure seeks to match the initial directional market exposure of the call options when they were written.

In addition, while the returns of the Equity Portfolio and of the Underlying Index are expected to be substantially similar, such returns will not be perfectly correlated and therefore the Trust does not consider the Fund’s call option writing strategy to be a “covered call” strategy.

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Comment 8.	The section of the Prospectus entitled “Fund Summary – Principal Investment Strategies” states that “[t]his is intended to allow the Fund to maintain an average target long-term beta of 1.0, whereby ‘beta’ is defined as a measure of a stock’s volatility relative to the overall market.” Please revise the disclose to clarify what the Fund considers “long term” for such purposes.

Response 8.      The referenced disclosure will be revised in the Amendment as follows (additions denoted in bold and underline and deletions in ~~bold and strikethrough~~):

[t]his is intended to allow the Fund to maintain an average target ~~long-term~~ beta of approximately 1.0, whereby ‘beta’ is defined as a measure of a stock’s volatility relative to the overall market.

Comment 9.	The section of the Prospectus entitled “Fund Summary – Principal Investment Strategies” states that “[i]n this regard, the Sub-Adviser expects to write more frequent, short-dated call options with one to two-week expirations in tranches with such expirations being staggered approximately every two to four trading days. The Sub-Adviser believes that this may provide the opportunity for a more diversified options portfolio with more consistent greater upside appreciation profile compared to a written call option portfolio with a single position.” Please consider revising the disclosure to state whether the Adviser considers the increased transaction costs associated with writing more frequent, short-dated call options.

Response 9.       The Trust respectfully acknowledges the comment; however, the Trust believes that the current disclosure is appropriate and notes that the section of the Prospectus entitled “Fund Summary – Principal Risks – Call Option Writing Risk” states that “[t]he use of options will also increase the Fund’s transaction costs.” Accordingly, the Trust respectfully declines to make any changes in response to this comment.

Comment 10.	The section of the Prospectus entitled “Fund Summary – Principal Investment Strategies” states that “[t]he Fund will also incorporate a risk management strategy implemented through the purchase of put options on the Underlying Index and the purchase of call options on the VIX Index to hedge the Fund’s exposure to equity market losses.” Please revise the disclosure to include a definition of the VIX Index.

Response 10.    The Trust confirms that the Fund is not expected to purchase call options on the VIX Index as part of the Fund’s principal investment strategy. Accordingly, references to the “VIX Index” will be removed from the Prospectus in the Amendment.

In addition, the referenced disclosure will be revised in the Amendment as follows (additions denoted in bold and underline and deletions in ~~bold and strikethrough~~):

[t]he Fund will also incorporate a risk management strategy implemented through the purchase of put options on the Underlying Index, which is intended ~~and the purchase of call options on the VIX Index~~ to partially hedge the Fund’s exposure to equity market losses. ~~Options premiums paid in connection with implementing~~ Rather than seek to hedge the Fund’s exposure to absolute equity market loss (that is, to result in portfolio losses that are less than the losses of the Underlying Index), the objective of the risk management strategy ~~will represent approximately 0.5% of the Fund’s net asset value per year~~ is to seek to prevent against portfolio losses that exceed the losses of the Underlying Index during periods of significant declines in the Underlying Index.

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Comment 11.	The section of the Prospectus entitled “Fund Summary – Principal Investment Strategies” states that “[t]he Fund will also incorporate a risk management strategy implemented through the purchase of put options on the Underlying Index and the purchase of call options on the VIX Index to hedge the Fund’s exposure to equity market losses.” Please revise the disclosure to clarify whether the risk management strategy is intended to hedge the Fund’s Equity Portfolio or the Fund’s overall portfolio, including the Fund’s options strategy.

Response 11.     Please refer to the Trust’s response to Comment 10 above.

Comment 12.	Please revise the disclosure to explain how the Fund’s purchase of call options on the VIX Index, which is not the Equity Portfolio Index or the Underlying Index, would hedge against the Fund’s exposure to equity market losses.

Response 12.     Please refer to the Trust’s response to Comment 10 above.

Comment 13.	Please revise the disclosure to explain how the Fund’s purchase of put options on the Underlying Index would hedge against the Fund’s exposure to equity market losses stemming from the Fund’s Equity Portfolio and/or the Fund’s portfolio as a whole.

Response 13.     Please refer to the Trust’s response to Comment 10 above. The Trust respectfully acknowledges the comment; however, the Trust believes that the current disclosure is appropriate.

Comment 14.	The section of the Prospectus entitled “Fund Summary – Principal Investment Strategies” states that “[o]ptions premiums paid in connection with implementing the risk management strategy will represent approximately 0.5% of the Fund’s net asset value per year.” Please revise the disclosure to state the approximate percentage of the Fund’s portfolio that would be hedged and disclose that the options premiums paid by the Fund would reduce the returns of the Equity Portfolio and that the payment of such options premiums may impact the effectiveness of the risk management strategy.

Response 14.    Please refer to the Trust’s response to Comment 10 above. In addition, the Trust notes that although the Fund’s risk management strategy is expected to represent approximately 0.5% of the Fund’s net asset value per year, the prices of such options float and thus, the approximate percentage of the Fund’s portfolio that would be hedged will also float. For example, in a low volatility environment, a higher percentage of the Fund’s portfolio would be expected to be hedged, and vice-versa. Accordingly, the Trust believes the current disclosure is appropriate and respectfully declines to revise the disclosure in response to this comment.

Comment 15.	Please consider re-ordering the principal risks to align with the relative importance of such risks based on the Fund’s principal investment strategies.

Response 15.     The Trust respectfully acknowledges the comment but believes that the current presentation of the Fund’s principal risks is responsive to Item 4 of Form N-1A. Accordingly, the Trust respectfully declines to implement any changes in response to this comment.

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Comment 16.	The section of the Prospectus entitled “Fund Summary – Principal Risks – Call Option Writing Risk” states that “[a]dditionally, the Fund’s call option writing strategy may not fully protect it against declines in the value of the market.” Please consider rephrasing this disclosure to state that the Fund’s risk management strategy which involves call option writing may not protect the Fund from declines in the value of the market.

Response 16.     Please refer to the Trust’s response to Comment 10 above, noting that the Fund’s risk management strategy is expected to be implemented through the use of put options on the Underlying Index and does not incorporate call writing.

In addition, the section of the Prospectus entitled “Additional Information About Fund Investment Strategies and Related Risks – Options” will be revised in the Amendment as follows (additions denoted in bold and underline):

The prices of options can be highly volatile and the use of options can lower total returns. The Fund’s use of put options as part of its risk management strategy may not fully protect the Fund against declines in the portfolio the risk management strategy seeks to prevent.

Comment 17.	The section of the Prospectus entitled “Fund Summary – Principal Risks – Call Option Writing Risk” states that “[t]here are special risks associated with uncovered option writing which expose the Fund to potentially significant loss. As the seller of an uncovered call option, the Fund bears unlimited risk of loss should the price of the underlying security increase above the exercise price until the Fund covers its exposure.” Please explain supplementally which part of the Fund’s strategy will involve writing uncovered call options (i.e., the Fund’s strategy to systematically sell (write) out-of-the-money call option contracts, based on the Underlying Index, which have an expiration date of approximately two weeks or less or the Fund’s risk management strategy).

Response 17.     Please refer to the Trust’s responses to Comments 7 and 10 above.

Comment 18.	Please supplementally inform the Staff of the appropriate broad-based securities market index that the Fund intends to use for Form N-1A regulatory purposes.

Response 18.     The Fund expects to use the S&P 500® Index for Form N-1A regulatory purposes.

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If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3526 (tel). Thank you.

Best regards,

/s/ Allison Fumai
Allison Fumai

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